UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month December 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 17, 2013.	2

GRIFOLS	Grifols, S.A.

Parc Empresarial Can Sant Joan
Av. de la Generalitat,152-158
08174 Sant Cugat del Vallès
Barcelona - ESPANA
Tel. +34 935 710 500 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that at the Extraordinary General Shareholders’ Meeting held on today’s date, on second call, all the proposals submitted to the shareholders’ approval have been passed. The complete text of the proposals is attached hereto and may also be viewed on the Company’s website (www.grifols.com).

In Barcelona, on 17 December 2013

Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED FOR

THE APPROVAL OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(16/17 DECEMBER 2013)

First.                                          Renewal of the resolution of share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital, with the consequent renewal of the delegation of authorities to the Board of Directors for a term of 1 year. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

A)                                   Share split

It is agreed to carry out a share split of the Company’s shares in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the existing shares (whether of Class A or of Class B).

This share split will take place by means of decrease in the nominal value of the Company’s shares, as a result of which the nominal value of Class A shares will go from the current value of Euro 0.50 per share to Euro 0.25per share, and the nominal value of Class B shares will go from the current value of Euro 0.10 per share to Euro 0.05 per share. Therefore, the number of the Company’s Class A and Class B shares will increase, being multiplied by two.

Once the share split is carried out, in execution of this resolution, the Company’s share capital, the nominal value of which will not change as a result of the share split, will be represented by ordinary Class A shares with a nominal value of Euro 0.25 per share, and by non-voting Class B shares with a nominal value of Euro 0.50 per share.

B)                                   Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report.

C)                                   Application for the listing of the new shares

It is agreed to apply for the listing of the new Class A and Class B shares resulting from the share split on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) and the simultaneous exclusion, if applicable, from trading of the Company’s former Class A and Class B shares, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the aforementioned stock exchange markets for the effective listing of the new shares resulting from the share split and the exclusion of trading of the former shares, as the case may be; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, continuance and exclusion of official trading. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the Company’s share split resolution is executed, it can make the relevant applications, prepare and file the relevant documents as it considers appropriate, and carry out all actions required for this purpose.

Likewise, it is agreed to apply for the inclusion of the new Class A and Class B shares resulting from the share split in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), granting the Board of Directors, with full power of substitution in any of its members, the performance of such actions as may be required for this purpose.

D)                                   Delegation of powers to the Board of Directors

The Board of Directors is empowered, with full power of substitution in any of its members and within a maximum term of one (1) year as of the date of this resolution, to determine the date on which this share split must be carried out pursuant to the requirements agreed upon, as well as to set its conditions in all matters not foreseen by the General Meeting, and to redraft article 6 of the Company’s Articles of Association (Share Capital) to adapt it to the new number of Class A and Class B shares into which the share capital will be divided and their corresponding nominal value, carrying out all such actions as may be required for its registration in the Commercial Registry.

Likewise, the Board of Directors is empowered, with full power of substitution in any of its members, to apply for the listing of the new Class A and Class B shares and the exclusion, if applicable, from trading of the Company’s former Class A and Class B shares under the terms set out in paragraph C) above and, in general, to file all such documents or applications as may be required and to carry out all procedures and actions as may be necessary or convenient to fully execute this resolution.

This resolution will have no effects if the share split to which it refers does not take place within one (1) year as from the date of this resolution.

Second.                             Information to the shareholders on the signing of a definitive agreement for the acquisition of a diagnostics business unit of the Swiss company Novartis International AG.

The Chairman of the Company’s Board of Directors will inform the shareholders about the Relevant Event and the press release dated 11 November 2013, regarding the signing of a definitive agreement for the acquisition by the Company of a diagnostics business unit of the Swiss company Novartis International AG. Likewise, the shareholders will be informed that the Company’s current dividends policy will not be affected by the aforementioned acquisition, since the conditions of the financing of the acquisition do not include any financing restrictions with respect to Grifols’ dividend policy.

Third.                                    Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ.

It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of one (1) year as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ.

This resolution will have no effects if the listing of Class A shares to which it refers is not requested within one (1) year as prom the date of this resolution.

Fourth.                              Granting of authorities to formalise and execute the resolutions passed by the General Meeting.

To empower all members of the Board of Directors, as well as its non-members Secretary and Vice Secretary, so that any of them, separately, may formalise in a public deed the resolutions passed by the General Meeting, with the power to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization comprises as well the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed by the General Meeting, with no limitation.

*                   *                   *

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 17, 2013